

April 10, 2012

Via E-Mail
Mr. Mark R. Lanning
Chief Financial Officer
Frisch's Restaurants, Inc.
2800 Gilbert Avenue
Cincinnati, Ohio 45206

> **Re: Frisch's Restaurants, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2011**
> **Filed July 29, 2011**
> **Form 10-Q for the Quarter Ended March 6, 2012**
> **Filed April 6, 2012**
> **File No. 001-07323**

Dear Mr. Lanning:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended May 31, 2011

General

1. We note that on March 12, 2012 you issued a press release in which you disclosed that you had entered into an asset purchase agreement to sell substantially all your Golden Corral operations. Please tell us the amount of the gain or loss, if any, you expect to recognize as a result of this transaction.

Big Boy Restaurant Operations, page 2

2. Refer to the second full paragraph on page 3. We note your presentation of system-wide Big Boy restaurant gross sales which includes sales generated by restaurants that you license to others. This disclosure of system-wide sales represents the presentation of a

non-GAAP financial measure which is not appropriate. In this regard, we believe this non-GAAP financial measure cannot be reconciled, as required by SEC Release No. 33-8176 and Item 10(e) of Regulation S-K, because the revenues of licensed restaurants are not reflected in your financial statements. Generally, non-GAAP financial measures exclude one or more "non-recurring" items or can be calculated using elements derived from your financial presentations. Also, Item 10(e) of Regulation S-K requires disclosure of the reasons why the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. We believe no substantive justification exists for aggregating the revenues of company-owned and licensed restaurants. However, we would not object to the presentation of the revenues of your licensed restaurants, provided the presentation is made in the context of explaining how you derive franchise fees and royalties from your licensees. Please confirm that in future filings you will revise this section accordingly.

Consolidated Financial Statements

Balance Sheet, page 38

3. We note from the balance sheet that accrued expenses represent approximately 35% of total current liabilities. Please revise to disclose the nature of any amount included in accrued expenses that is greater than 5% of total current liabilities. See Rule 5-02(20) of Regulation S-X.

Notes to the Financial Statements

Note A. Accounting Policies

Property and Equipment, page 43

4. We note your disclosure that surplus property that is no longer needed by the Company, including two former Big Boy restaurants (one ceased operations in fiscal 2008 and the other closed in fiscal year 2009) is classified as "property held for sale" on the balance sheet. All of the surplus property is stated at estimated fair value expected to be received upon sale. Please tell us how your accounting for this property held for sale complies with the guidance in ASC 360-10-35-43. Also, in light of the fact that these restaurants ceased operations or were closed in fiscal 2008 and 2009, please tell us why you believe that these restaurants continue to meet the criteria in ASC 360-10-45-9 required to be classified as held for sale as of May 31, 2011. Similarly, please address the classification of these assets as "held for sale" as of March 6, 2012 and explain to us why you believe it is appropriate and meets the guidance in ASC 360-10-45-9.

5. We note your disclosure that the fair value of land on which construction is not likely within the next 12 months is classified as "Investment in land" on the balance sheet. Please tell us why you believe it is appropriate to record this investment in land at fair

value. We also note that in prior periods you disclosed the valuation of this asset as cost of land, not fair value. Also, please tell us the nature of the increase to the "investment in land asset" from May 31, 2011 to March 6, 2012. If the amount is due to an increase in fair value please explain to us how you determined or calculated that amount. Please include the disclosures required by ASC 820-10-50-5 as appropriate.

Note D. Income Taxes, page 53

6. We note your disclosure that Changes in Accounting Method applications filed with the IRS yielded a combined tax deduction in fiscal year 2011 of approximately $10,165,000. Please provide us more details of these Changes in Accounting Method applications including the reason that you determined it was appropriate to file these applications in fiscal 2011. As part of your response, please tell us why these changes were necessary and tell us whether they represent corrections of an error related to the prior accounting methods.

Signatures, page 78

7. Please confirm that in future filings you will revise the second half of your signature page to include the signature of your principal financial officer and controller or principal accounting officer. Refer to General Instructions D.(2) of Form 10-K. If someone has signed in more than one capacity, indicate each capacity in which he has signed. In this regard, we note that Mr. Walker has only signed the second half of your signature page in his capacity as a director.

Form 10-Q for the Quarter Ended March 6, 2012

Note A. Accounting Policies
Impairment of Long-Lived Assets, page 10

8. We note your disclosure that six underperforming Golden Corral restaurants were permanently closed on August 23, 2011 and as a result a non-cash pretax asset impairment charge of $4,000,000 was recorded in the first quarter of fiscal year 2012. Please explain to us and revise to disclose how the fair values of those restaurants were calculated or determined. Also, please revise to include the disclosures required by ASC 820-10-50-5. Please note that ASC 820-10-50-8 requires these disclosures to be made in tabular form.

Property Held for Sale/Investments in Land

9. We note your disclosure that as of March 6, 2012, "property held for sale" consisted of three former Big Boy restaurants, six former Golden Corral restaurants and seven other surplus pieces of land. All of the surplus property is stated at estimated fair value expected to be received upon sale. Please explain to us how these assets are accounted

for in accordance with ASC 360-10-35-43.   As part of your response, please confirm to us that the assets that were reclassified to "property held for sale" during fiscal 2012 meet the criteria listed in ASC 360-10-45-9 to be considered "property held for sale."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Joe Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Donnie Field at (202) 551-3680 or Lauren Nguyen at (202) 551-3642 with any other questions. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief